FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Individual shareholder public exchange offer FAQ

1.	How do I tender if my ADSs are uncertificated and are directly held in registered form?

Your ADSs are uncertificated and are directly held in registered form if they are not represented by a certificate and you do not hold them through a brokerage or through the Depositary Trust Company, or DTC. If this applies to you, you should have received material in the mail to assist you with the exchange. These materials also include a Letter of Transmittal with instructions on how to exchange your ADSs. The Letter of Transmittal is the form that has your name and address on it. If you have not received the Letter of Transmittal but believe you should have, please call (800) 314-4549.

2.	How do I tender if my ADSs are certificated?

Your ADSs are certificated if they are represented by a physical certificate. If this applies to you, you should have received material in the mail to assist you with the exchange. These materials also include a Letter of Transmittal with instructions on how to exchange your ADSs. The Letter of Transmittal is the form that has your name and address on it. If you have not received the Letter of Transmittal but believe you should have, please call (800) 314-4549.

3.	How do I tender if my ADSs are held through a brokerage?

You should have received materials from your broker to assist with the exchange. You will need to contact your broker to provide your instructions. Please contact your broker directly for any additional questions about how to participate.

4.	Where is the form I need to use if my ADSs are held through a brokerage?

There is typically no form for ADSs held through a broker – you will be able to participate by contacting your broker over the phone. You should have received materials from your broker to assist with the exchange. Please contact your broker directly for any questions about how to participate.

5.	What do I need to do with the Letter of Transmittal?

To exchange all of your ADSs using the Letter of Transmittal, just tick the box that states “Mark this box to tender ALL of your Alcatel-Lucent ADSs”. Then, at the bottom of the form, sign your name and add your phone number, and send the form back in the provided envelope. If you hold certificated ADSs, you must also send back the ADS certificate with the Letter of Transmittal. Your ADSs are certificated if they are represented by a physical certificate.

If you have the option of exchanging online, follow the instructions on the front side of the Letter of Transmittal. If you hold in joint name, custodial name or in the name of a corporation, please see the detailed instructions provided in the mailing. Only some ADS holders are able to tender their ADSs online. If the account code and control number on your Letter of Transmittal are all Xs, you will need to use the mail option to tender your ADSs.

6.	If I exchange my ADSs, is the exchange taxable?

As described on page 175 of the prospectus, the receipt of Nokia Securities by U.S. holders in exchange for Alcatel-Lucent Shares or Alcatel-Lucent ADSs pursuant to the Exchange Offer or the squeeze-out of Alcatel-Lucent Shares and Alcatel-Lucent ADSs is expected to be a taxable transaction for U.S. federal income tax purposes, and is not expected to qualify as a tax-free reorganization under any provision of the Code.

7.	Is it taxable in 2015 or 2016?

We are unable to provide advice on this matter. You will need to seek independent advice on your own tax situation.

8.	What is the exchange ratio?

If you participate in the exchange and the exchange offer is successful, for every Alcatel-Lucent ADS validly tendered into, and not withdrawn from the U.S. Offer 0.5500 of a Nokia ADS, will be received. You would receive cash for any fractional Alcatel-Lucent ADS.

9.	The website to exchange isn’t working.

Please note that https://www.corp-action.net/NokiaExchange/ appears to be working at this time. If you are unable to open the website address at all, please try a different browser. Only some ADS holders are able to tender using this website. If the account code and control number are all X’s on your Letter of Transmittal, you will need to use the mail option to tender your ADSs. If not, please try to use the website again.

10.	When will I receive my Nokia ADSs?

You will receive the Nokia ADSs you are entitled to receive pursuant to the U.S. Offer approximately five French trading days following the announcement of the results of the French Offer (taking into account the results of the U.S. Offer) by the AMF and, if applicable, of the subsequent offering period. If the Exchange Offer expires and the Conditions are not satisfied or terminated in accordance with applicable law, the U.S. exchange agent will return tendered Alcatel-Lucent ADSs to you within one U.S. business day after the expiration or termination of the U.S. Offer, and the tendered Alcatel-Lucent Shares or OCEANEs will be returned to you within three U.S. business days after the expiration or termination of the U.S. Offer.

11.	What happens if I don’t do anything?

If you do not tender your ADSs into the offer, they will remain outstanding. After completion of the offer, Nokia intends to delist the ADSs from the NYSE, meaning that you would no longer be able to trade your ADSs on any regulated securities exchange. This may reduce your ability to sell ADSs after completion of the offer.

Alcatel-Lucent will also be de-registered under the U.S. securities laws, which would mean much less information would be available about the company.

Nokia intends to terminate Alcatel-Lucent ADR program. Following the termination of the deposit agreement, the Alcatel-Lucent depositary may do either of the following:

•	have all Alcatel-Lucent Shares underlying the remaining Alcatel-Lucent ADSs registered with Alcatel-Lucent in registered form (meaning you would become a direct shareholder in Alcatel-Lucent, with these shares not trading on any regulated U.S. securities exchange); or

•	sell Alcatel-Lucent Shares underlying the remaining Alcatel-Lucent ADSs and hold in a segregated account the proceeds of such sales (net of brokerage commission and other related expenses), without liability for interest, in trust for the pro rata benefit of the holders of Alcatel-Lucent ADSs.

If Nokia does not reach ownership of at least 95% of the share capital and voting rights of Alcatel-Lucent after the Offer, it has not announced any specific actions to be taken, if any, by it to acquire the remaining outstanding Alcatel-Lucent securities.

12.	Will I receive cash for my shares if I don’t do anything?

If you do not tender your Alcatel-Lucent ADSs into the offer, these ADSs will remain outstanding after completion of the Offer. Nokia has announced that it intends to squeeze-out such ADSs for cash consideration but subject to Nokia owning at least 95% of the share capital and voting rights of Alcatel-Lucent after the Offer. The timing of when this may happen is unclear as it depends on when and if Nokia is able to achieve 95% ownership in Alcatel-Lucent. In any such squeeze-out, Nokia will also offer Alcatel-Lucent shareholders, as an alternative to the cash consideration, to exchange their Alcatel-Lucent Shares for Nokia Shares at the same exchange ratio as offered in the context of the Offer.

13.	What value will the cash offer be?

The value of any cash consideration offered in the event of a squeeze-out would be determined in accordance with the French law and practice through a valuation of the relevant Alcatel-Lucent Securities, using objective methods applied in the context of asset sales taking into account the value of Alcatel-Lucent’s assets, its past earnings, its market value, its subsidiaries and its business prospects and ascribing a value and a weight in each case. The cash consideration offered in the squeeze-out may not necessarily reflect the cash value implied by the exchange ratio of 0.55 Nokia ADSs for each Alcatel-Lucent ADS at current or future ADS prices.

14.	Will I lose my pension?

This offer is regarding the exchange of Alcatel-Lucent American Depository Shares with Nokia American Depository Shares. If you have questions about your pension plan that do not include Alcatel-Lucent shares, please contact your plan administrator.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as, “expect”, “intend”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected closing of the transaction; certain actions Nokia and Alcatel-Lucent expect to take following the exchange offer; the expected consideration in the exchange offer; and the tax consequences of exchanging Alcatel Lucent American depositary shares (“ADSs”). These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the success of the exchange offer; the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the ability of Nokia to terminate the ADS program, delist the ADSs and de-register with the SEC and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this document are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This document relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This document is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).